January 30, 2008
By Federal Express and EDGAR
Mr. John Cash
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Cavco Industries, Inc. Form 10-K for the fiscal year ended March 31, 2007 Filed May 22, 2007 File #0-8822
Dear Mr. Cash:
          On behalf of Cavco Industries, Inc. (“Cavco” or “the Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your January 17, 2008 letter regarding the above-referenced filing. For ease of reference, the Staff’s comments are reproduced below.
Form 10-K for the fiscal year ended March 31, 2007
Item 9A. Controls and Procedures, page 26
1.	We note your disclosure that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be included in your periodic SEC filings within the required time period. Please confirm to us and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. Alternatively, in future filings you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 13a-15(e). This comment is also applicable to your Form 10-Qs for the periods ended June 30, 2007 and September 30, 2007.

Securities and Exchange Commission
January 30, 2008

          Cavco Response:
          We confirm that, based upon the evaluations described in: (i) Item 9A of our Form 10-K, for the fiscal year ended March 31, 2007, and (ii) Item 4 of our Form 10-Qs for the periods ending June 30, 2007 and September 30, 2007, that as of the end of the periods covered by those reports, our disclosure controls and procedures were also effective for the purpose of ensuring that material information required to be in those reports were made known to management and others, as appropriate, to allow timely decisions regarding required disclosures. We will conclude in future filings that our disclosure controls and procedures are effective or ineffective, whichever the case may be, in accordance with Rule 13a-15(e).
Signatures, page 30
2.	The Form 10-K should also be signed by the company’s controller or principal accounting officer whose title should be shown on the signature page.
          Cavco Response:
          Mr. Daniel Urness, Chief Financial Officer, is also the principal accounting officer of the Company. We will indicate as such in future filings to comply with this comment.
Proxy Statement
Executive Compensation, page 15
3.	Provide the information for each of the last three fiscal years pursuant to Item 402(c)(1) of Regulation S-K.
          Cavco Response:
          Generally, Item 402(c)(1) of Regulation S-K requires that a registrant’s Summary Compensation Table disclose compensation information for the last three completed fiscal years. However, last year, only one year of named executive officer compensation was required pursuant to the transitional rule set forth in SEC Release NOS. 33-8732A; 34-54302A, which provides in relevant part:
“Commenters expressed some confusion concerning the periods for which disclosure under the new rules and amendments will be required during the transition from the former rules. As we noted in the Proposing Release, companies will not be required to “restate” compensation or related person transaction disclosure for fiscal years for which they previously were required to apply our rules prior to the effective date of today’s amendments. This means, for example, that only the most recent fiscal year will be required to be reflected in the revised Summary Compensation Table when the new rules and amendments applicable to the Summary Compensation Table become effective, and therefore the information for years prior to the most recent fiscal year will not have to be

Securities and Exchange Commission
January 30, 2008

presented at all. For the subsequent year’s Summary Compensation Table, companies will be required to present only the most recent two fiscal years in the Summary Compensation Table, and for the next and all subsequent years will be required to present all three fiscal years in the Summary Compensation Table.”
See page 196 of SEC Release NOS. 33-8732A; 34-54302A. Accordingly, we believe that additional compensation information is not required.
***
          We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-283-9205 with any questions, or if you wish to discuss the above response.

Very truly yours,
/s/ Daniel L. Urness
Daniel L. Urness
Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Cc:	William Heimerdinger, Ernst & Young LLP Matthew Feeney, Snell & Wilmer LLP